Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

London, 23 September 2013

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Randgold Resources Limited

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☐
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☒
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation: iii	BlackRock Global Funds – World Mining Fund

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	18th September 2013

6. Date on which issuer notified:	20th September 2013

7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 3%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	N/A	N/A	2,800,000	2,800,000	N/A	3.04%	N/A

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
2,800,000	3.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team

14. Contact name:	Duncan Murray

15. Contact telephone number:	020 7743 3334

Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	BlackRock, Inc.

Contact address (registered office for legal entities)	55 East 52nd Street, New York, NY 10055 United States of America

Phone number & email	020 7743 3334 EMEAdisclsoure@blackrock.com

Other useful information (at least legal representative for legal persons)	Duncan Murray

B: Identity of the notifier, if applicable

Full name	Martin Welsh

Contact address	Randgold Resources Limited 3rd Floor, Unity Chambers 28 Halkett Street St. Helier Jersey JE2 4WJ

Phone number & email	+44 1534 735 333 martin.welsh@randgold.com

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information